UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION

                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         LSA VARIABLE SERIES TRUST

3.       Securities and Exchange Commission File No.:

         811-09379

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application          [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         3100 SANDERS ROAD, NORTHBROOK, ILLINOIS  60062

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         RENEE M. HARDT, VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C., 222 NORTH LASALLE STREET, CHICAGO, ILLINOIS 60601-1003; (312) 609-7616

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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         LSA ASSET MANAGEMENT LLC, 3100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

         INVESTORS BANK AND TRUST COMPANY, 200 CLARENDON STREET, BOSTON, MASSACHUSETTS 02116

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                     [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         ADVISER

         LSA ASSET MANAGEMENT LLC, 3100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062


         SUB-ADVISERS
         A I M CAPITAL MANAGEMENT INC., 11 GREENWAY PLAZA, SUITE 100, HOUSTON, TEXAS 77046

         OPCAP ADVISORS LLC, 1345 AVENUE OF THE AMERICAS, 48TH FLOOR, NEW YORK, NEW YORK 10105

         MORGAN STANLEY ASSET MANAGEMENT INC. DOING BUSINESS AS VAN KAMPEN, 1221 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10020

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         VAN KAMPEN ASSET MANAGEMENT INC., 1 PARK PLAZA, P.O. BOX 5555, OAKBROOK
         TERRACE, ILLINOIS 60181-5555

         FIDELITY MANAGEMENT & RESEARCH COMPANY AND FMR CO., INC. 82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02104

         GOLDMAN SACHS ASSET MANAGEMENT, L.P., 32 OLD SLIP, NEW YORK, NEW YORK 10005

         SALOMON BROTHERS ASSET MANAGEMENT INC, 399 PARK AVENUE, NEW YORK, NEW YORK 10022

         JANUS CAPITAL MANAGEMENT LLC, 151 DETROIT STREET, DENVER, COLORADO 80206-4923

         RS INVESTMENT MANAGEMENT, L.P., 388 MARKET STREET, SUITE 1700 SAN FRANCISCO, CALIFORNIA 94111

         J.P. MORGAN INVESTMENT MANAGEMENT INC., 522 FIFTH AVENUE, NEW YORK, NEW YORK 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         ALFS, INC., 3100 SANDERS ROAD, NORTHBROOK, ILLINOIS  60062

13.      If the fund is a unit investment trust ("UIT") provide:

         NOT APPLICABLE

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X] Yes             [ ] No

         If Yes, for each UIT state:

                  Name:             ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT
                                    I
                  File No.:         811-09327
                  Business Address: ALLSTATE LIFE INSURANCE COMPANY, 3100
                                    SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

                  Name:             ALLSTATE LIFE INSURANCE COMPANY SEPARATE
                                    ACCOUNT A
                  File No.:         811-09227
                  Business Address: ALLSTATE LIFE INSURANCE COMPANY, 3100
                                    SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

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                  Name:             ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                  File No.:         811-07467
                  Business Address: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK,
                                    3100 SANDERS ROAD, NORTHBROOK, ILLINOIS
                                    60062

                  Name:             ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY
                                    ACCOUNT II
                  File No.:         811-06117
                  Business Address: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK,
                                    3100 SANDERS ROAD, NORTHBROOK, ILLINOIS
                                    60062

                  Name:             GLENBROOK LIFE MULTI-MANAGER VARIABLE
                                    ACCOUNT
                  File No.:         811-07541
                  Business Address: GLENBROOK LIFE AND ANNUITY COMPANY, 3100
                                    SANDERS ROAD, NORTHBROOK, ILLINOIS  60062

                  Name:             GLENBROOK LIFE VARIABLE LIFE SEPARATE
                                    ACCOUNT A
                  File No.:         811-07825
                  Business Address: GLENBROOK LIFE AND ANNUITY COMPANY, 3100
                                    SANDERS ROAD, NORTHBROOK, ILLINOIS  60062

                  Name:             LINCOLN BENEFIT LIFE VARIABLE ANNUITY
                                    ACCOUNT
                  File No.:         811-07924
                  Business Address: LINCOLN BENEFIT LIFE COMPANY, 2940 SOUTH
                                    84TH STREET, LINCOLN, NEBRASKA  68506

                  Name:             LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                  File No.:         811-07972
                  Business Address: LINCOLN BENEFIT LIFE COMPANY, 2940 SOUTH
                                    48TH STREET, LINCOLN, NEBRASKA  68506

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the board vote took place:

                  DECEMBER 3, 2003

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

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                  If Yes, state the date on which the shareholder vote took
                  place:

                  MARCH 26, 2004

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: APRIL 30, 2004

         (b)      Were the distributions made on the basis of net assets?

                  [X] Yes           [ ] No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X] Yes           [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ] Yes           [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

         [ ] Yes           [ ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

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         (a)      How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes           [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes           [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ] Yes           [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [X] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $265,133

                  (ii)     Accounting expenses: $14,000

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                           (iii)    Other expenses (list and identify
                                    separately):

                           $13,114 (ADMINISTRATIVE TRADING EXPENSES)
                           $36,109 (COMMISSION AND SEC FEES FOR TRADES)
                           $196,705 (PROXY FILING, PRINTING, MAILING AND SOLICITATION EXPENSES)

                           (iv) Total expenses (sum of lines (i)-(iii) above): $525,061

         (b)      How were those expenses allocated?

                  LSA ASSET MANAGEMENT LLC (THE ADVISER TO THE FUND) OR ITS AFFILIATES PAID OR REIMBURSED THE FUND FOR ALL EXPENSES RELATING TO THE REORGANIZATION, WITH THE EXCEPTION OF PROXY SOLICITATION COSTS AND BROKERAGE COSTS WHICH WERE PAID IN WHOLE OR IN PART BY THE ADVISERS OF THE ACQUIRING FUNDS (A I M CAPITAL MANAGEMENT, INC., OPCAP ADVISORS LLC, MORGAN STANLEY ASSET MANAGEMENT INC. DOING BUSINESS AS VAN KAMPEN, VAN KAMPEN ASSET MANAGEMENT INC., SALOMON BROTHERS ASSET MANAGEMENT INC AND JANUS CAPITAL MANAGEMENT LLC).

         (c)      Who paid those expenses?

                  LSA ASSET MANAGEMENT LLC (THE ADVISER TO THE FUND) OR ITS AFFILIATES PAID OR REIMBURSED THE FUND FOR ALL EXPENSES RELATING TO THE REORGANIZATION, WITH THE EXCEPTION OF PROXY SOLICITATION COSTS AND BROKERAGE COSTS WHICH WERE PAID IN WHOLE OR IN PART BY THE ADVISERS OF THE ACQUIRING FUNDS (A I M CAPITAL MANAGEMENT, INC., OPCAP ADVISORS LLC, MORGAN STANLEY ASSET MANAGEMENT INC. DOING BUSINESS AS VAN KAMPEN, VAN KAMPEN ASSET MANAGEMENT INC., SALOMON BROTHERS ASSET MANAGEMENT INC AND JANUS CAPITAL MANAGEMENT LLC).

         (d)      How did the fund pay for unamortized expenses (if any)?

                  NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

         [ ] Yes           [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X] No

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         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  AIM V.I. BASIC VALUE FUND, A SERIES OF AIM VARIABLE INSURANCE FUNDS

                  OPCAP BALANCED PORTFOLIO, A SERIES OF PIMCO ADVISORS VIT

                  JANUS APSEN CAPITAL APPRECIATION PORTFOLIO, A SERIES OF JANUS ASPEN SERIES

                  SALOMON BROTHERS VARIABLE INVESTORS FUND, A SERIES OF SALOMON BROTHERS VARIABLE SERIES INC

                  AGGRESSIVE GROWTH PORTFOLIO, A SERIES OF VAN KAMPEN LIFE INVESTMENT TRUST

                  UIF EQUITY GROWTH PORTFOLIO AND UIF U.S. MID CAP VALUE PORTFOLIO, SERIES OF THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  File Nos.:  811-7452 (AIM)
                              811-08512 (PIMCO)
                              811-7736 (JANUS)
                              811-08433 (SALOMON)
                              811-4424 (VAN KAMPEN)
                              811-07607 (UIF)

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  FILE NO. 333-111619, FORM TYPE 497, FILED ON FEBRUARY 20, 2004
                  (AIM)

                  FILE NO. 333-111359, FORM TYPE 497, FILED ON FEBRUARY 20, 2004 (PIMCO)

                  FILE NO. 333-111569, FORM TYPE 497, FILED ON FEBRUARY 19, 2004 (JANUS)

                  FILE NO. 333-111387, FORM TYPE 497, FILED ON FEBRUARY 20, 2004 (SALOMON)

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                  FILE NO. 333-111481, FORM TYPE 497, FILED ON FEBRUARY 10, 2004
                  (VAN KAMPEN)

                  FILE NO. 333-03013, FORM TYPE 497, FILED ON FEBRUARY 19, 2004
                  (UIF)

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the LSA Variable Series Trust, (ii) he was the President of the LSA Variable Series Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                           /s/ John R. Hunter
                                                           ------------------
                                                           John R. Hunter



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